UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8-49494 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Fina Group, Inc.
DBA: FINACORP SECURITIES

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MACARTHUR BLVD, SUITE 315
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed. PRADO (949)852-6561 X213
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALTER C. OTTO AND ASSOCIATES CPA, INC
(Name — *if individual, state last, first, middle name*)

19782 MACARTHUR BLVD, STE 270, IRVINE CA 92612-2415
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

## OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finacorp Securities, as of March 1, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

KRISTA L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Expires Dec 14, 2005

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
WITH INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC

**CALIFORNIA FINA GROUP, INC.**
**DBA FINACORP SECURITIES AND TRADEBONDS.COM**

## TABLE OF CONTENTS

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

# INDEPENDENT AUDITORS' REPORT

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying comparative statements of financial condition of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (the Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that the Corporation is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Fina Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles of the United States.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________

Newport Beach, California
February 22, 2002

MEMBER FIRM
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
• CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
• ASSOCIATION OF CERTIFIED FRAUD EXAMINERS
1601 Dove Street, Suite 200 • Newport Beach, CA 92660-2434
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 76,228 | $ 71,671 |
| Accounts receivable | 175,000 | 175,000 |
| Commissions receivable | 123,243 | - |
| Total current assets | 374,471 | 246,671 |
| Property and Equipment | | |
| Computer equipment | 74,015 | 46,858 |
| Office equipment | 18,463 | 14,015 |
| Office furniture | 11,039 | 11,039 |
| Less accumulated depreciation | (40,921) | (25,222) |
| Net property and equipment | 62,596 | 46,690 |
| Other Assets | | |
| Research and development | 246,392 | 211,263 |
| Deposit with clearing firm | 132,117 | 30,263 |
| Prepaid expenses and rent deposit | 22,402 | 6,781 |
| Total other assets | 400,911 | 248,307 |
| Total assets | $ 837,978 | $ 541,668 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accounts payable | $ 136,849 | $ 34,622 |
| Accrued payroll | 13,151 | - |
| Accrued taxes | 2,866 | - |
| Loan payable-bank | 44,119 | - |
| Loans from shareholders | 30,000 | 2,000 |
| Total liabilities | 226,985 | 36,622 |
| Shareholders' Equity | | |
| Capital stock | 20,849 | 20,849 |
| Additional paid-in-capital | 507,266 | 464,933 |
| Retained earnings | 82,878 | 19,264 |
| Total shareholders' equity | 610,993 | 505,046 |
| Total liabilities and shareholders' equity | $ 837,978 | $ 541,668 |

See accompanying notes

# CALIFORNIA FINA GROUP, INC.
## DBA FINACORP SECURITIES AND TRADEBONDS.COM
## COMPARATIVE STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **Revenue** | | |
| Commissions and fees | $ 2,294,057 | $ 501,700 |
| Interest income | 1,853 | 520 |
| Total revenue | 2,295,910 | 502,220 |
| **Operating Expenses** | | |
| Advertising | 16,116 | 13,339 |
| Automobile expense | 3,152 | - |
| Bank charges | 6,592 | 2,996 |
| Brokers' commissions | 1,196,155 | 3,800 |
| Business entertainment | 8,892 | 2,295 |
| Consulting fees | 39,618 | - |
| Depreciation expense | 15,699 | 8,212 |
| Dues and subscriptions | 114,627 | 59,842 |
| Equipment rental | 29,969 | - |
| Freight expense | 2,395 | - |
| Insurance | 2,847 | 5,250 |
| Interest expense | 4,366 | 256 |
| Miscellaneous | 15,678 | 1,944 |
| Office expense | 10,399 | 5,109 |
| Payroll tax expense | 21,572 | 17,615 |
| Postage and delivery | 7,826 | 4,134 |
| Printing and reproduction | 10,302 | 2,372 |
| Professional fees | 65,237 | 57,934 |
| Rent | 54,568 | 71,535 |
| Repairs and maintenance | 21,996 | 6,350 |
| Salaries and wages | 478,175 | 227,285 |
| Taxes, licenses and fees | 7,247 | 25,485 |
| Telephone | 53,729 | 25,803 |
| Travel | 42,272 | 38,609 |
| Total operating expenses | 2,229,430 | 580,165 |
| Net income before provision for state income tax | 66,480 | (77,945) |
| Provision for federal income tax | (2,003) | - |
| Provision for state income tax | (863) | (800) |
| Net income (loss) | $ 63,614 | $ (78,745) |

See accompanying notes

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | | | | | 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common Stock Outstanding Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Total Equity | Common Stock Outstanding Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Total Equity |
| Balances at January 1 | 5,457,944 | $ 20,849 | $ 464,933 | $ 19,264 | $ 505,046 | 102,385 | $ 2,557 | $ | $ 98,009 | $ 100,566 |
| Stock split 40 for 1 | | | | | | 4,423,107 | | | | |
| Stock repurchase | | | | | | (2,385) | (206,000) | | | (206,000) |
| Additional paid-in capital | | | 42,333 | | 42,333 | | | 464,933 | | 464,933 |
| Shares issued | 58,400 | 0 | | | 0 | 934,837 | 224,292 | | | 224,292 |
| Net income (loss) | | | | 63,614 | 63,614 | | | | (78,745) | (78,745) |
| Balances at December 31 | 5,516,344 | $ 20,849 | $ 507,266 | $ 82,878 | $ 610,993 | 5,457,944 | $ 20,849 | $ 464,933 | $ 19,264 | $ 505,046 |

See accompanying notes

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income / (loss) | $ 63,614 | $ (78,745) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 15,699 | 8,212 |
| Change in assets and liabilities: | | |
| (Increase) / decrease in deposit with clearing firm | (101,854) | 3,466 |
| (Increase) in accounts receivable | - | (171,660) |
| (Increase) in commissions receivable | (123,243) | - |
| (Increase) in other assets | (50,750) | (212,645) |
| Increase in accounts payable | 115,378 | 4,990 |
| Increase in loan payable | 44,119 | - |
| Increase in loans from sharelholders | 28,000 | 2,000 |
| Increase in federal tax liability | 2,003 | - |
| Increase in state tax liability | 863 | - |
| Total adjustments | (69,785) | (365,637) |
| Net cash used for operating activities | (6,171) | (444,382) |
| Cash flows from investing activities | | |
| Purchase of property and equipment | (31,605) | (15,856) |
| Cash flows from capital and related financing activities | | |
| Capital stock | 0 | 18,290 |
| Additional paid-in-capital | 42,333 | 464,933 |
| Net cash provided by capital and related financing activities | 42,333 | 483,223 |
| Net increase in cash | 4,557 | 22,985 |
| Cash at beginning of year | 71,671 | 48,686 |
| Cash at end of year | $ 76,228 | $ 71,671 |

| | | |
|---|---|---|
| Additional disclosure for the year of 2001 | | |
| Cash expended for interest : | $ 4,366 | $ 256 |
| Cash expended for income tax: | | |
| California Franchise tax | $ 0 | $ 800 |

See accompanying notes

## ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** - California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com (the Corporation) was organized under the laws of the State of California on July 13, 1994. The Corporation is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, the Corporation does not hold customer funds or securities.

The Corporation conducts most of it's business as an introducing broker, processing all customer orders through clearing firms. Customers are located nationwide. The Corporation conducts its business out of offices in Newport Beach, California.

**Basis of Accounting** - The financial statements are presented on the accrual basis of accounting.

**Tax Status** – During the year 2000, the Corporation changed it's tax status from an S corporation to a C corporation. Under S corporation status, federal income taxes and California franchise taxes above $800 are paid by the individual shareholders based on their individual shares of income. C corporations pay federal income taxes and California franchises taxes at corporate rates.

**Account Receivable –** The account receivable in the amount of $175,000 is due from David Walters under a Funding and Marketing Agreement that is part of a dispute now in arbitration before Judicial Arbitration Mediation Services in Orange County, California.

**Depreciation Method** - Office furniture and equipment are valued at cost and are depreciated over their estimated useful lives of five to seven years using the straight line method. The cost of computer equipment is depreciated over an estimated useful life of three years using the straight line method.

## COMMISSIONS RECEIVABLE

Receivables from customers consist of commissions due the Corporation. All receivables are current and deemed collectible by management.

## CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At this date and during the years ended December 31, 2001 and 2000, funds deposited did not exceed the amount covered by the Federal Deposit Insurance Corporation.

## LOANS PAYABLE

United California Bank credit line expires February 1, 2006. Interest is at 3.75 percent per annum over the bank prime rate. The current rate as of December 20, 2001 was 8.5 percent and the maximum loan amount is $50,000. The current balance is $44,119.

A loan payable to a shareholder, Eduardo Prado, in the amount of $30,000 is dated December 31, 2001. Maturity is one year from date of issuance. .The interest rate is 8 percent per year.

## SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the years audited.

## COMMON STOCK

On May 16, 2000, The Corporation's Board of Directors and Corporate Shareholders approved a 40 to 1 stock split of common stock, effective July, 11, 2000. The current number of authorized shares of common stock is 40,000,000. Of these, 5,516,344 shares at a stated value of $.00378 per share are issued and outstanding.

## COMMITMENTS

**Office Space** – The Corporation leases office space in Newport Beach, California. The term of the lease has been extended to December 31, 2004. As included under Other Assets, a refundable security deposit of $6,781 was paid.

The rent for the period January 1, 2002 to December 31, 2003 is $10,731 per month; from January 1, 2004, to December 31, 2004, the rent is $11,182 per month. The lease may be cancelled after the first year by giving a written 180 day notice.

Future lease payments for the years ending December 31 are:

| | |
|---|---|
| 2002 | $128,272 |
| 2003 | 128,272 |
| 2004 | 134,184 |

**USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**RISK MANAGEMENT**

California Fina Group, Inc. is exposed to various risks of loss related to torts; theft of, damage of, and destruction of assets; errors and omissions, injuries to employees and natural disasters. Commercial insurance is carried to provide for these risks.

**NET CAPITAL REQUIREMENTS**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (or 8 to 1 for twelve months after commencing business as a broker or dealer). The Corporation must also maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2001, the Corporation had net capital of $ 102,486, which was $ 97,486 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 2.692 to 1.

**LITIGATION**

Litigation by Alford and Marie Stephenson against Darrell Todd Gibson and Finacorp Securities and Tradebonds.Com is pending in the District Court, Tarrant County, Texas in the amount of $85,000. The Corporation presently expects to settle the lawsuit without substantial loss to the Corporation and to pay the plaintiff's attorney fees in the amount of less than $3,000. The Corporation intends to vigorously contest the claim if a settlement agreement is not reached.

**LITIGATION, cont'd**

A lawsuit filed by Hazel Bassett on July 18, 2001 in the District Court, Tarrant County, Texas against Darrell Todd Gibson, DBA Lighthouse Financial Services and FINACORP SECURITIES AND TRADEBONDS.COM is pending in the District Court, Tarrant County, Texas in amount of $40,000 plus damages. The Corporation's position is that Hazel Basset has never had an account with the Corporation and does not owe a duty to Hazel Basset. The Corporation intends to vigorously contest the Basset claim.

The arbitration matter between David Walters and California Fina Group, Inc., DBA Trade Bonds.Com and Fina Securities is presently before Judicial Arbitration Mediation Services in Orange County, California. On October 19, 2000, David Walters initiated the present arbitration proceeding, alleging causes of action for breach of contract, rescission and fraud, involving the Funding and Marketing Agreement dated September 28, 2000. Mr. Walters is seeking the return of $125,000 paid to the Corporation plus punitive damages. The Corporation intends to vigorously contest the claim. The Corporation has filed a counter claim against David Walters in the arbitration proceeding, seeking damages including $175,000 still owed, as described in the note about the account receivable.

# WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying financial statements of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com as of and for the year ended December 31, 2001, and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________________

Newport Beach, California
February 22, 2002

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholders' equity | $ | 610,993 |
| Deduction of Nonallowable Assets: | | |
| Accounts receivable | | (175,000) |
| Excess deposit with clearing firm | | (2,117) |
| Equipment and furniture, net | | (62,596) |
| Research and development | | (246,392) |
| Prepaid expenses and rent deposit | | (22,402) |
| Net capital | $ | 102,486 |
| Aggregate Indebtedness: | | |
| Accounts payable, loans and accrued expenses | $ | 226,985 |
| Total aggregate indebtedness | $ | 226,985 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required - 6 2/3% of total aggregate indebtedness | $ | 15,132 |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 97,486 |
| Ratio: Aggregate indebtedness to net capital | | 2.692 to 1 |

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedule of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (The Corporation) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of The Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________

Newport Beach, California
February 22, 2002